 Joseph Gunnar & Co., LLC

30 Broad Street, 11th Floor, New York, NY  10004

December 14, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Irene Paik and Erin Jaskot

Re:	Akers Biosciences, Inc. – Withdrawal of Acceleration Request
Registration Statement on Form S-1
File No. 333- 221746

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 13, 2017, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, December 14, 2017, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Joseph Gunnar & Co., LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking/Underwritings